Exhibit 99

Iusacell Announcement

    MEXICO CITY--(BUSINESS WIRE)--March 27, 2003--Grupo Iusacell, S.A. de C.V. (BMV:CEL) (NYSE:CEL) today announced that its main operating company, Grupo Iusacell Celular S.A. de C.V. (Iusacell Celular), has received a notice from lenders of the occurrence of two technical defaults under the US$266 million Amended and Restated Credit Agreement dated as of March 29, 2001. The underlying defaults are due to the failure to obtain the consent of the lenders prior to the closing and opening of certain bank accounts and the failure to effect the registration of a mortgage on certain newly acquired assets within the time period specified in the Amended and Restated Credit Agreement. The Company has effected the registration of the mortgage today and has requested but has not yet received the consent of the lenders with respect to the bank accounts.
    There can be no assurance that the Company will obtain the lenders consent.
    Neither of the defaults relates to the failure to pay principal or interest as explained above.
    Grupo Iusacell, S.A. de C.V. (Iusacell, NYSE: CEL; BMV: CEL) is a wireless cellular and PCS service provider in seven of Mexico's nine regions, including Mexico City, Guadalajara, Monterrey, Tijuana, Acapulco, Puebla, Leon and Merida. The Company's service regions encompass a total of approximately 91 million POPs, representing approximately 90% of the country's total population. Iusacell is under the management and operating control of subsidiaries of Verizon Communications Inc. (NYSE: VZ).

    This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

    CONTACT: Grupo Iusacell, S.A. de C.V., Mexico City
             Investor Contacts:
             Russell A. Olson, 011-5255-5109-5751
             russell.olson@iusacell.com.mx
             or
             Carlos J. Moctezuma, 011-5255-5109-5780
             carlos.moctezuma@iusacell.com.mx

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